Exhibit 99.1

Vedanta Resources plc

16 Berkeley Street

London W1J 8DZ

Tel: +44 (0) 20 7499 5900

Fax: +44 (0) 20 7491 8440

www.vedantaresources.com

16 April 2018

Vedanta Resources plc

Appointment of Chief Executive Officer and Executive Director

Vedanta Resources plc (“Vedanta”) is pleased to announce the appointment of Srinivasan Venkatakrishnan (Venkat) as Chief Executive Officer (CEO) and a member of the Board of Directors, effective 31 August 2018. He succeeds Kuldip Kaura, the current Interim CEO.

Since 2013, Venkat (53) has been CEO of AngloGold Ashanti Limited, the world’s largest emerging market gold producer. Between 2005 and 2013, he was AngloGold Ashanti’s Chief Financial Officer and prior to this, he was CFO of London-listed Ashanti Goldfields Limited.

Anil Agarwal, Chairman of Vedanta, said: “We have gone through a very thorough search process and are delighted to invite Venkat to join Vedanta in the position of CEO. Venkat is a widely respected business leader in the global resources space, who brings to Vedanta an impressive set of values and a wealth of experience in corporate and other roles in the UK, Africa, Australia, South America and India. He also has a strong track record managing a complex portfolio of operating assets and projects across Africa. He has proved his ability to deliver significant operating and financial improvements, while also ensuring important advances in sustainability. The team at Vedanta and I are very much looking forward to working with him. We are grateful to Kuldip Kaura for his support during the interim period; he will continue as interim CEO until Venkat joins.”

Srinivasan Venkatakrishnan said: “Vedanta has an outstanding reputation as a global, diversified resources business with world-class assets and an exceptional team. I’m honoured to be working with the Chairman, Anil Agarwal, and the Board in leading the next phase of the Group’s development. My initial focus will be to ensure continued operational excellence, efficient cost management and capital discipline across the portfolio, while continuing to drive improvements to the overall sustainability performance of the business, thereby creating long-term value for all stakeholders.”

Additional Information:

There is no further information to be disclosed in accordance with paragraph 9.6.13 of the Listing Rules of the UK Listing Authority.

Venkat’s compensation package will be in accordance with the Company’s approved Remuneration Policy and broadly in line with that received by our previous Chief Executive. The details will be fully disclosed in our 2018 Annual Report.

For further information, please contact:

Communications	Finsbury
Arun Arora	Daniela Fleischmann
Head, Corporate Communications	Tel: +44 20 7251 3801
Tel: +91 124 459 3000 gc@vedanta.co.in

Investors
Rashmi Mohanty Director – Investor Relations	Tel: +44 20 7659 4732 Tel: +91 22 6646 1531 ir@vedanta.co.in

Sunila Martis Associate General Manager – Investor Relations

Veena Sankaran Manager – Investor Relations

NOTES TO EDITORS

Srinivasan Venkatakrishnan

Srinivasan Venkatakrishnan (Venkat) has been CEO of Johannesburg-based AngloGold Ashanti Limited, the world’s largest emerging market gold producer, with 14 mining and processing operations in nine countries. During his tenure, he has had significant success, delivering major projects on time and on budget improving productivity, strengthening the balance sheet, reducing operating and overhead costs, and improving overall safety and sustainability performance.

Prior to his appointment as CEO in May 2013, Venkat was AngloGold Ashanti’s Chief Financial Officer, a post he held since 2005. Before that, between 2000 and 2004, he was CFO of London-listed Ashanti Goldfields Limited. Venkat has accumulated extensive experience throughout his career in the UK, India, Africa, Australia and South America. He is a qualified Chartered Accountant who holds a Bachelor’s degree from the University of Madras.

About Vedanta Resources

Vedanta Resources plc (“Vedanta”) is a London listed diversified global natural resources company. The group produces aluminium, copper, zinc, lead, silver, iron ore, oil & gas and commercial energy. Vedanta has operations in India, Zambia, Namibia, South Africa, Ireland and Australia. With an empowered talent pool globally, Vedanta places strong emphasis on partnering with all its stakeholders based on the core values of trust, sustainability, growth, entrepreneurship, integrity, respect and care. To access the Vedanta Sustainable Development Report 2017, please visit http://www.vedantaresources.com/media/214366/vedanta_sd_report_2016-17.pdf. For more information on Vedanta Resources, please visit www.vedantaresources.com

Disclaimer

This press release contains “forward-looking statements” – that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “should” or “will.” Forward-looking statements by their nature address matters that are, to different degrees, uncertain. For us, uncertainties arise from the behaviour of financial and metals markets including the London Metal Exchange, fluctuations in interest and/or exchange rates and metal prices; from future integration of acquired businesses; and from numerous other matters of national, regional and global scale, including those of a political, economic, business, competitive or regulatory nature. These uncertainties may cause our actual future results to be materially different that those expressed in our forward-looking statements. We do not undertake to update our forward-looking statements.